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                                                                 EXHIBIT 3.2

AMENDMENT TO THE COMPANY'S BYLAWS AUTHORIZED BY THE BOARD OF DIRECTORS ON MAY 24, 1991:

"RESOLVED: That the number of directors of the Company be, and it hereby is, reduced pursuant to Section 3.2 of the Company's Bylaws from seven to six."


AMENDMENT TO THE COMPANY'S BYLAWS AUTHORIZED BY THE BOARD OF DIRECTORS ON MAY 16, 1995:

"RESOLVED: That the number of directors of the Company be, and hereby is, reduced pursuant to Section 3.2 of the Company's Bylaws from six to five."

AMENDMENT TO THE COMPANY'S BYLAWS AUTHORIZED BY THE BOARD OF DIRECTORS ON FEBRUARY 4, 1997:

"RESOLVED: That the second sentence of Article III, Section 3.2 of the Company's Bylaws is hereby amended to read as follows: 'The exact number of Directors shall be six (6) until changed within the limits specified above by a bylaw amending this Section 3.2, duly adopted by the Board of Directors or the shareholders.'"